Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of September 2015	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

First Half 2015 Natuzzi Consolidated Results: The Group Positive Trend Continues

  EBITDA IMPROVEMENT OF 83.4% VS 1H 2014
  GROSS MARGIN OF 30.2% - UP 27.7%
  SIGNIFICANT IMPROVEMENT ON SG&A AS A PERCENTAGE OF NET SALES DOWN BY 5.1% AT 17.7%
  HALF-YEAR SALES UP 14.5% ON 1H 2014.

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--September 25, 2015--THE BOARD OF DIRECTORS OF NATUZZI S.P.A. (NYSE:NTZ) (“NATUZZI” OR THE “COMPANY”) HAS APPROVED ITS CONSOLIDATED FINANCIAL RESULTS FOR THE FIRST HALF OF 2015.

Following the board meeting, the Chairman and CEO Pasquale Natuzzi stated:

“The 1H 2015 results consolidate the development seen over the previous quarters. The efficiency in production and fixed costs and the improved quality of sales were the major factors contributing to the 83.4% boost in EBITDA.

The actions taken at the Italian and Chinese production plant lifted the industrial indicators. As a result, cost of sales improved form 72.9% to 69.8%.

In May 2015 - under the Agreement with the Trade Unions of March 3, 2015 - we began to upgrade the Italian plant according to a “lean enterprise” methodology, adopting the process innovations tested at the beginning of 2015 in the Iesce 1 experimental facility. The full extent of benefits of the new industrial structure will be seen starting from next year.

SG&A expenses reduced by 5.1% from Euro 45 million in 1H2014 to Euro 42.7 million in 1H 2015, thanks to the rationalization measures implemented in previous quarters.

The business development strategy continues. Since the beginning of 2015, 11 new sales points have been opened, principally in ASIA and the USA. We highlight in particular those in Hong Kong, Colombo in Sri Lanka and Busan in Korea.

Period turnover amounted to Euro 241.7 million, up 14.5% and featuring a significantly improved mix compared to 1H 2014, while benefitting also from exchange rate movements.

Natuzzi Brand represented 70% of upholstery sales and, in terms of regional performance, Asia (+22,4%) and Americas (+20,2%) delivered the strongest results, in EMEA (-1,8%) it’s worth to highlight the good performance of UK and Italy.

Private Label represented 30% of upholstery revenues in 1H 2015, Americas (+22,3%) and EMEA (+46.9%) showed the most significant results.

The significant improvement in our overall financial results over the last five quarters is illustrated in the following table:

	1Q 2014	2Q 2014	3Q 2014	4Q 2014	1Q 2015	2Q 2015
Total Net Sales*	-11.2%	-1.2%	+8.2%	+12.6%	+24.6%	+6%
COGS**	-71.5%	-74.2%	-72.1%	-71.2%	-70.6%	-69.3%
Other SG&A**	-21.8%	-20.9%	-18.2%	-17.7%	-17.3%	-17.7%
EBITDA**	-6.0%	-7.1%	-3.3%	-3.7%	-1.2%	-0.8%

* change in 2015 quarterly sales on corresponding quarter of 2014, with the 2014 figures compared with 2013

** percentage of net sales

The results for the first half of 2015 are a major milestone in our Development Plan, both in terms of cost reduction and improvement of sales mix. In the coming months we will implement our new industrial production processes in all our plants, starting from Italy.”

----------------------------------------------

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs, manufactures and sells a broad collection of couches, armchairs, home furniture and home accessories. With consolidated revenues of €461.4 million in 2014, Natuzzi is Italy’s largest furniture house and the player with the greatest global reach in its sector, with eight manufacturing plants, twelve commercial offices and more than 1,100 points of sale worldwide. Ethics and social responsibility, innovation, industrial know-how and integrated management of its value chain represent the points of strength that have made the Natuzzi Group a market leader and established Natuzzi as the most recognized furniture brand in the world among consumers of luxury goods. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the six months of 2015 & 2014 on the basis of Italian GAAP
(expressed in millions Euro)

	Six months ended on		Change	Percentage of Sales
	30-Jun-15	30-Jun-14%		30-Jun-15	30-Jun-14
Upholstery net sales	216,2	188,2	14,9%	89,4%	89,2%
Other sales	25,5	22,9	11,6%	10,6%	10,8%
Total Net Sales	241,7	211,1	14,5%	100,0%	100,0%

Consumption (*)	(113,4)	(96,5)	17,4%	-46,9%	-45,7%
Labor	(39,9)	(44,0)	-9,2%	-16,5%	-20,8%
Industrial Costs	(15,5)	(13,4)	15,3%	-6,4%	-6,4%
of which: Depreciation, Amortization	(5,0)	(4,5)	11,8%	-2,1%	-2,1%
Cost of Sales	(168,8)	(153,9)	9,6%	-69,8%	-72,9%

Industrial Margin	72,9	57,1	27,7%	30,2%	27,1%

Selling Expenses	(39,6)	(32,5)	21,6%	-16,4%	-15,4%
Transportation	(26,6)	(21,2)	25,2%	-11,0%	-10,1%
Commissions	(5,0)	(4,4)	13,5%	-2,1%	-2,1%
Advertising	(7,9)	(6,9)	15,6%	-3,3%	-3,2%

Other Selling and G&A	(42,7)	(45,0)	-5,1%	-17,7%	-21,3%
of which: Depreciation, Amortization	(2,0)	(2,0)	-0,8%	-0,8%	-0,9%
EBITDA	(2,3)	(13,9)		-1,0%	-6,6%

EBIT	(9,4)	(20,4)		-3,9%	-9,7%

Interest Income/(Costs), Net	(1,1)	(0,5)
Foreign Exchange, Net	(2,0)	1,1
Other Income/(Cost), Net	(0,5)	(3,9)
Earning before Income Taxes	(12,9)	(23,7)		-5,3%	-11,2%
Current taxes	(0,3)	(0,8)		-0,1%	-0,4%

Net result	(13,3)	(24,5)		-5,5%	-11,6%

Minority interest	0,0	0,0

Net Group Result	(13,3)	(24,5)		-5,5%	-11,6%

(*) Purchases plus beginning stock minus final stock and leather processing

	UPHOLSTERY NET SALES BREAKDOWN
	GEOGRAPHIC BREAKDOWN
	NET SALES (in €, million)					NET SALES (in seats sold)
	Six months ended on					Six months ended on

AREA	30-Jun-15%		30-Jun-14%		delta	30-Jun-15%		30-Jun-14%		delta
Americas	88,4	40,9%	73,0	38,8%	21,0%	347.263	45,8%	368.559	47,2%	-5,8%
Natuzzi	51,8	24,0%	43,1	22,9%	20,2%	165.693	21,8%	173.501	22,2%	-4,5%
Private label	36,6	16,9%	29,9	15,9%	22,3%	181.570	23,9%	195.058	25,0%	-6,9%

EMEA	100,0	46,3%	92,6	49,2%	8,0%	344.313	45,4%	330.599	42,3%	4,1%
Natuzzi	72,6	33,6%	73,9	39,3%	-1,8%	195.699	25,8%	211.892	27,1%	-7,6%
Private label	27,4	12,7%	18,7	9,9%	46,9%	148.614	19,6%	118.707	15,2%	25,2%

Asia-Pacific	27,8	12,9%	22,6	12,0%	23,0%	67.434	8,9%	81.530	10,4%	-17,3%
Natuzzi	26,1	12,1%	21,3	11,3%	22,4%	58.679	7,7%	71.793	9,2%	-18,3%
Private label	1,7	0,8%	1,3	0,7%	31,6%	8.755	1,2%	9.737	1,2%	-10,1%

TOTAL	216,2	100,0%	188,2	100,0%	14,9%	759.010	100,0%	780.688	100,0%	-2,8%

	BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)
	Six months ended on					Six months ended on

BRAND	30-Jun-15%		30-Jun-14%		delta	30-Jun-15%		30-Jun-14%		delta
Natuzzi	150,5	69,6%	138,3	73,5%	8,8%	420.071	55,3%	457.186	58,6%	-8,1%
Private label	65,7	30,4%	49,9	26,5%	31,7%	338.939	44,7%	323.502	41,4%	4,8%
TOTAL	216,2	100,0%	188,2	100,0%	14,9%	759.010	100,0%	780.688	100,0%	-2,8%

The "Natuzzi" brand includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss for the second quarter 2015 & 2013 on the basis of Italian GAAP
(expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	30-Jun-15	30-Jun-14%		30-Jun-15	30-Jun-14

Upholstery net sales	106,6	100,3	6,3%	89,5%	89,0%
Other sales	12,5	12,4	0,6%	10,5%	11,0%
Total Net Sales	119,1	112,7	5,7%	100,0%	100,0%

Consumption (*)	(55,6)	(52,0)	7,0%	-46,7%	-46,2%
Labor	(19,1)	(24,9)	-23,4%	-16,0%	-22,1%
Industrial Costs	(7,5)	(6,6)	12,9%	-6,3%	-5,9%
of which: Depreciation, Amortization	(2,5)	(2,0)	23,2%	-2,1%	-1,8%
Cost of Sales	(82,2)	(83,6)	-1,6%	-69,0%	-74,2%

Industrial Margin	36,9	29,1	26,6%	31,0%	25,8%

Selling Expenses	(19,8)	(16,6)	19,5%	-16,6%	-14,7%
Transportation	(13,6)	(11,0)	23,6%	-11,4%	-9,8%
Commissions	(2,5)	(2,1)	17,1%	-2,1%	-1,9%
Advertising	(3,6)	(3,4)	7,4%	-3,1%	-3,0%

Other Selling and G&A	(21,5)	(23,5)	-8,7%	-18,0%	-20,9%
of which: Depreciation, Amortization	(1,0)	(0,9)	9,1%	-0,8%	-0,8%
EBITDA	(0,9)	(8,0)		-0,8%	-7,1%

EBIT	(4,4)	(11,0)		-3,7%	-9,7%

Interest Income/(Costs), Net	(0,6)	(0,2)
Foreign Exchange, Net	2,1	0,3
Other Income/(Cost), Net	(0,3)	(3,6)
Earning before Income Taxes	(3,2)	(14,5)		-2,7%	-12,8%

Current taxes	(0,2)	(0,3)		-0,2%	-0,3%

Net Result	(3,5)	(14,8)		-2,9%	-13,1%

Minority interest	(0,0)	(0,0)

Net Group Result	(3,5)	(14,8)		-2,9%	-13,1%

(*) Purchases plus beginning stock minus final stock and leather processing

	UPHOLSTERY NET SALES BREAKDOWN
	GEOGRAPHIC BREAKDOWN
	NET SALES (in €, million)					NET SALES (in seats sold)

AREA	2Q 2015%		2Q 2014%		delta	2Q 2015%		2Q 2014%		delta
Americas	43,3	40,6%	39,7	39,6%	9,1%	169.566	46,0%	196.369	48,1%	-13,6%
Natuzzi	24,0	22,5%	24,9	24,8%	-3,5%	73.958,4	20,1%	97.814,0	24,0%	-24,4%
Private label	19,3	18,1%	14,9	14,8%	30,2%	95.607,5	25,9%	98.554,7	24,1%	-3,0%

EMEA	49,2	46,1%	48,3	48,2%	1,8%	163.808	44,4%	168.624	41,3%	-2,9%
Natuzzi	36,0	33,7%	38,5	38,4%	-6,6%	94.534,4	25,6%	105.667,8	25,9%	-10,5%
Private label	13,2	12,4%	9,8	9,8%	35,0%	69.273,2	18,8%	62.956,5	15,4%	10,0%

Asia-Pacific	14,1	13,2%	12,3	12,2%	15,1%	35.494	9,6%	43.213	10,6%	-17,9%
Natuzzi	12,7	11,9%	11,7	11,6%	9,2%	28.572,1	7,7%	38.534,5	9,4%	-25,9%
Private label	1,4	1,3%	0,6	0,6%	130,0%	6.922,0	1,9%	4.678,0	1,1%	48,0%

TOTAL	106,6	100,0%	100,3	100,0%	6,3%	368.868	100,0%	408.205	100,0%	-9,6%

	BREAKDOWN BY BRAND
	NET SALES (in €, million)					NET SALES (in seats sold)

BRAND	2Q 2015%		2Q 2014%		delta	2Q 2015%		2Q 2014%		delta
Natuzzi	72,7	68,1%	75,0	74,8%	-3,1%	197.065	53,4%	242.016	59,3%	-18,6%
Private label	34,0	31,9%	25,3	25,2%	34,5%	171.803	46,6%	166.189	40,7%	3,4%
TOTAL	106,6	100,0%	100,3	100,0%	6,3%	368.868	100,0%	408.205	100,0%	-9,6%

The "Natuzzi" brand includes the Group's three lines of product: Natuzzi Italia, Natuzzi Editions and Natuzzi Re-Vive

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets at June 30, 2015 on the basis of Italian GAAP (Expressed in millions of Euro)

ASSETS	30-Jun-15	31-Dec-14
Current assets:
Cash and cash equivalents	23,7	32,8
Marketable debt securities	0,0	0,0
Trade receivables, net	85,8	96,0
Other receivables	21,8	18,1
Inventories	96,1	90,2
Unrealized foreign exchange gains	0,2	0,3
Prepaid expenses and accrued income	1,2	1,3
Deferred income taxes	0,5	0,5
Total current assets	229,2	239,3
Non-current assets:
Net property, plant and equipment	127,3	130,8
Other assets	8,7	10,0
Total non-current assets	136,0	140,8
TOTAL ASSETS	365,2	380,1
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	27,6	20,7
Current portion of long-term debt	2,1	3,1
Accounts payable-trade	64,9	75,2
Accounts payable-other	25,0	29,7
Accounts payable-shareholders for dividends	0,0	0,0
Unrealized foreign exchange losses	0,4	0,6
Income taxes	1,3	1,1
Deferred income taxes	1,0	1,0
Salaries, wages and related liabilities	18,4	18,3
Total current liabilities	140,8	149,7
Long-term liabilities:
Employees' leaving entitlement	20,9	20,9
Long-term debt	5,1	6,2
Deferred income taxes - long term	0,0	0,0
Deferred income for capital grants	7,8	8,1
Other liabilities	20,0	21,2
Total long-term liabilities	53,7	56,3
Minority interest	3,3	3,0
Shareholders' equity:
Share capital	54,9	54,9
Reserves	4,3	40,9
Additional paid-in capital	0,0	8,4
Retained earnings	108,3	66,8
Total shareholders' equity	167,4	171,0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	365,2	380,1

Natuzzi S.p.A. and Subsidiaries

Consolidated Statements of Cash Flows

(expressed in million of Euro)		30-Jun-15	30-Jun-14
Cash flows from operating activities:
Net earnings (loss)		(13.256)	(24.532)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization		7.013	6.497
(Gain) loss on disposal of assets		15	-11
Unrealized foreign exchange losses (gains)		3	1.064
Deferred income for capital grants		-306	-231
Non monetary operating items		6.725	10.482
Change in assets and liabilities:
Receivables, net		10.189	-3.794
Inventories		-5.856	-6.135
Prepaid expenses and accrued income		113	44
Other assets		-3.726	12.776
Accounts payable		-10.289	4.914
Income taxes		251	-5.803
Salaries, wages and related liabilities		1.747	8.602
Other liabilities		1.836	-3.401
Net working capital		(5.735)	7.204
Net cash generated/(used) by operating activities		(12.266)	(6.846)

Cash flows from investing/restructuring activities:
Property, plant and equipment:
Additions		-792	-4.982
Disposals		79	124
One time termination benefits		-2.770	-1.115

Net cash generated/(used) by in investing activities		(3.483)	(5.696)

Cash flows from financing activities:
Long-term debt:
Proceeds		0	0
Repayments		-2.104	-1.931
Short-term borrowings		6.871	-3.960
Dividends paid to minority interests
Net cash generated/(used) by financing activities		4.766	(5.891)

Effect of translation adjustments on cash		1.799	(748)

Increase (decrease) in cash and cash equivalents		(9.185)	(19.180)

Cash and cash equivalents, beginning of the year		32.852	61.037

Cash and cash equivalents, end of the period		23.668	41.858

CONTACT:
NATUZZI INVESTOR RELATIONS
Francesca Cocco; tel. +39.080.8820.676; fcocco@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676 – vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	September 25, 2015	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi